WOODSIDE

23 April 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

07023246

SUPPL

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Form 604 Notice of change of interests of substantial holder – Geodynamics Limited

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
ABN - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	GEODYNAMICS LIMITED
ACN/ARSN	095 006 090

1. Details of substantial holder (1)

Name	**WOODSIDE PETROLEUM LTD and each of its associates as set out in Annexure to this Notice (such associates are together known as the "Group Companies")**
ACN/ARSN (if applicable)	004 898 962

There was a change in the interests of the substantial holder on	19 April 2007
The previous notice was given to the company on	2 April 2007
The previous notice was dated	2 April 2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary shares	11,554,503	9.33%	11,554,503	7.13%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
19/04/07	Woodside Petroleum Ltd and Group Companies	Dilution from issue of 38,202,691 shares issued pursuant to a 1 for 3 renounceable pro rata Entitlement Offer at $1.00 per New Share to raise $38,202,691.	Nil	11,554,503 fully paid ordinary shares	11,554,503

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Woodside Petroleum Ltd and Group Companies	Metasource Pty Ltd	Metasource Pty Ltd	Metasource Pty Ltd by reason of section 608(1) of the Corporations Act. Woodside Petroleum Ltd and Group Companies by reason of section 608(3) of the Corporations Act.	11,554,503 fully paid ordinary shares	11,554,503

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Group Companies	Wholly owned subsidiaries

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Woodside Petroleum Ltd and Group Companies	240 St Georges Terrace, Perth, Western Australia 6000
Metasource Pty Ltd	240 St Georges Terrace, Perth, Western Australia 6000

Signature

print name Robert COLE capacity Secretary

sign here [signature] Date 23 April 2007

Annexure to Notice of change of interests of substantial holder

WOODSIDE GROUP COMPANIES

COMPANY NAME	ACN
Woodside Petroleum Ltd.	004 898 962
CONTROLLED ENTITIES	
Woodside Energy Ltd.	005 482 986
Woodside Finance Limited	007 285 314
Woodside LNG Pty. Ltd.	008 868 568
Woodside Petroleum (W.A. Oil) Pty. Ltd.	050 135 192
Woodside Petroleum (Northern Operations) Pty. Ltd.	055 079 822
Mermaid Sound Port & Marine Services Pty. Ltd.	008 945 104
Woodside Petroleum Holdings Pty. Ltd.	058 272 781
Woodside Group Staff Superannuation Pty. Ltd.	005 237 285
Woodside Petroleum (Timor Sea 1) Pty. Ltd.	066 086 075
Woodside Petroleum (Timor Sea 19) Pty. Ltd.	076 371 634
Woodside Petroleum (Timor Sea 20) Pty. Ltd.	076 371 670
Woodside Petroleum (PNG) Pty. Ltd.	067 360 105
Woodside South East Asia Pty. Ltd.	081 373 757
Woodside Mauritania Pty. Ltd.	083 070 937
Woodside Holdings Pty. Ltd.	086 818 911
Woodside Energy (Senegal) Pty. Ltd.	093 023 119
Woodside Eastern Energy Pty. Ltd.	005 694 593
Woodside Technical Services Pty. Ltd.	090 004 729
Woodside Energy Holdings Pty. Ltd.	090 682 803
Woodside Energy (USA) Inc.	N/A
Woodside Energy Holdings (USA) Inc.	N/A
Woodside Petroleum (NEDSP) Pty. Ltd.	092 813 208
Woodside SSW Solutions Pty. Ltd.	093 277 411
Woodside Guangdong Shipping (Two) Pty. Ltd.	094 294 676
Woodside Guangdong Shipping (One) Pty. Ltd.	094 336 124
Metasource Pty. Ltd.	094 813 715
Woodside West Kimberley Energy Pty. Ltd.	095 092 121
Woodside Energy (Algeria) Pty. Ltd.	095 259 993
Woodside Energy (Sahara) Inc.	N/A
Woodside Energy Holdings (UK) Pty. Ltd.	096 905 574
Woodside Energy (UK) Limited	N/A
Woodside Energy (Kenya) Pty. Ltd.	097 225 584
Woodside Mauritania Investments Pty. Ltd.	097 350 644
Woodside Quest Energy Pty. Ltd.	098 480 338
Woodside Energy (N.A.) Ltd.	N/A
Woodside Insurance Inc.	N/A
Woodside Energy Iberia S.A.	N/A
Woodside Energy (Carbon Capture) Pty. Ltd.	105 069 163
Woodside Energy (SL) Pty. Ltd.	106 377 548
WEL Mauritania BV	N/A
Woodside Energy Liaison Company (Korea) Pty. Ltd.	107 829 194
Woodside West Africa Pty. Ltd.	110 662 327
Woodside Energy Technologies Pty. Ltd.	111 767 232
Woodside China Liaison Pty. Ltd.	113 193 918
Woodside Japan Liaison Pty. Ltd.	113 193 963
Woodside Natural Gas Inc.	N/A
Woodside Energy (Norway) Pty. Ltd.	114 102 439
Woodside Energy (M.E.) Pty. Ltd.	115 808 707
Gryphon Exploration Company	N/A
Woodside Energy Australia Asia Holdings Pte. Ltd.	N/A
WelCap Insurance Pte. Ltd.	N/A
Woodside Energy Middle East and Africa Pty. Ltd.	119 527 301
Woodside Browse Pty. Ltd.	120 237 381
Woodside Burrup Pty. Ltd.	120 237 416
Woodside Energy (Korea) Pte. Ltd.	N/A
Gander Inc.	N/A
Pluto LNG Pty. Ltd.	121 407 216
ABD Inc.	N/A
Woodside Offshore LLC.	N/A
Burrup Train 1 Pty. Ltd.	122 234 306
Burrup Facilities Company Pty. Ltd.	122 234 539
Woodside Energy Holdings (South America) Pty. Ltd.	122 445 523
Woodside Energia (Brasil) Investimento em Exploração de Petróleo Ltda.	N/A